1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE June 29, 2021	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA ADVANCES ESG PROGRAM: SIGNS MOU WITH TROUT UNLIMITED, ENGAGES WARM
SPRINGS CONSULTING FOR SUSTAINABILITY TRADE-OFF STUDIES, JOINS CLEANTECH ALLIANCE

  Integra signs Memorandum of Understanding ("MOU") with Trout Unlimited to evaluate potential future habitat reclamation projects within the Jordan Creek watershed.
  Warm Springs Consulting continues to advance Pre-feasibility Study ("PFS") trade-off studies focused on responsible mining practices, including carbon emissions reduction opportunities such as electrification and renewable energy options to be potentially integrated into future mine development strategies at DeLamar.
  Integra joins CleanTech Alliance to collaborate with other companies advancing clean technologies in the northwestern United States.
  To view a video of President & CEO George Salamis discussing today's news along with commentary from Trout Unlimited, Warm Springs, and CleanTech Alliance representatives, click on the following link: https://youtu.be/bbN41pEUk0s

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; NYSE American: ITRG) is pleased to provide an update on the Company's environmental, social and governance ("ESG") activities to date in 2021. As Integra continues to advance and de-risk its DeLamar Gold-Silver Project ("DeLamar" or the "Project") in southwest Idaho, the inclusion of ESG principles will become increasingly prominent in every aspect of the Company's activity.

"It has always been in Integra's DNA to help drive change in an industry that is critical to modern life, and we are committed to being leaders in how junior mine developers seek to explore and develop natural resources. As we progress towards the upcoming PFS, Integra has placed an immense focus on advancing a multitude of ESG initiatives and activities that highlight our commitment," commented George Salamis, Integra's President & CEO.

"On the ground in Idaho, we have returned to our active in-person stakeholder engagement program.  We are listening, engaging in dialogue, and soliciting valuable feedback that will help us shape any future potential development at DeLamar," added Mark Stockton, Integra's Vice President of Corporate Affairs & Sustainability. "Creative collaboration and direct input from groups such as Trout Unlimited, Warm Springs, and the CleanTech Alliance will continue to serve Integra's stakeholders and shareholders well as we ensure our team is surrounded by professionals with diverse perspectives, something we see as a central part of advancing a resilient, sustainable and responsible future operation."

Memorandum of Understanding with Trout Unlimited:

Integra has entered into a Memorandum of Understanding ("MOU") with Trout Unlimited to evaluate and prioritize potential future habitat reclamation projects within the Jordan Creek watershed in Owyhee County, Idaho. As is common with many historic mining districts, Jordan Creek experienced heavy impact from antiquated mining practices during the late 1800s and early 1900s. Within the arid high desert terrain surrounding the DeLamar Project, opportunities to collaborate on habitat improvement projects outside of the Company's land package boundaries have the potential to positively impact habitat for species such as the Redband Trout.

Warren Colyer, the Western Water & Habitat Program Director with Trout Unlimited, commented, "Collaborative efforts with mining companies like Integra can represent tremendous opportunities to improve fish habitat, particularly in areas like the Jordan Creek watershed where it is difficult to secure funding to reclaim environmental damage from long-ago mining operations. In southeastern Idaho, the results of similar partnerships have really begun to show their merit, such as in the Upper Blackfoot River where landowners, companies, agencies and conservation groups have banded together to improve fish habitat, and trout populations are beginning to show improvement."

This partnership with Trout Unlimited complements Integra's commitment to minimizing unnecessary impacts within the DeLamar Project boundaries and seeking opportunities to offset them with positive habitat impacts in our surrounding areas. This partnership also highlights the importance of collaboration when cleaning up legacy abandoned mine land sites in the west given the complicated mixed land ownership of former mining districts. The overarching goal of this project will be to holistically look at upper Jordan Creek to identify potential projects that will improve the environmental health of the watershed. Some examples of potential future projects could include road crossing improvements, aquatic organism and fish passage barrier identification, reclamation and revegetation of mining impacted lands, source reduction of pollutants from historic mills, and in-stream habitat improvements.

Warm Springs Consulting:

Integra has engaged Warm Springs Consulting ("Warm Springs") of Boise, Idaho, to work alongside the Company's engineering teams advancing the PFS - scheduled for completion in Q4 2021. The team at Warm Springs is conducting trade-off studies for the PFS that evaluate opportunities to incorporate industry-leading technologies and sustainable practices that push the bounds of what a responsible modern mine plan can look like. The goal of these efforts is to evaluate options that have potential to both enhance future economics while at the same time minimizing potential environmental impacts.

Warm Springs recently completed the first phase of an electrification trade-off study that outlines current and in-development technologies that could help the Company drastically reduce direct emissions (scope 1), while also reducing fuel costs and other operating expenses over the life of the mine. Warm Springs is also assessing renewable energy options to explore how the mine could reduce indirect emissions (scope 2), lower electricity costs and increase energy reliability at the site.

Warm Springs has more than 40 years of combined experience in facilitating projects that lead to higher profitability through the implementation of climate change risk mitigation strategies, greenhouse gas emissions reduction, energy and waste reduction, technology planning and deployment, ESG strategy and reporting, organizational facilitation and trainings, and public engagement.

CleanTech Alliance

Integra has recently joined the CleanTech Alliance, a Seattle-based group with over 1,100 member organizations that facilitates the generation and growth of cleantech companies and jobs across the Northwest.  CleanTech Alliance CEO Mel Clark recognized the new addition, stating "We welcome Integra as our newest member of the Idaho Chapter of the CleanTech Alliance and look forward to engaging with them in the future, as they work towards potentially providing critical materials for the transition to a clean energy future." As a member, Integra will both benefit from collaborations with companies pushing the envelope of responsible environmental practice, and also represent an important voice as a potential future producer of silver and gold, two metals critical to clean technologies including solar energy production and next generation automotive production. Mark Stockton, Integra's Vice President of Corporate Affairs & Sustainability, will serve on the Board of Directors for the CleanTech Alliance.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, of Reno, Nevada, and a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the completion of a Pre-feasibility Study in Q4 2021 designed to advance the DeLamar Project towards permitting and a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.